Ra13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16247

RECEIVED AUG 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horwitz & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Dundee Road Suite 345
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. Horwitz 847-790-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

130 E. Randolph (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald A. Horwitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horwitz & Associates, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MARY B. STANKOVITCH
Notary Public, State of Illinois
My Commission Expires 01/08/04

Signature

President/CEO
Title

Mary B. Stankovitch
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HORWITZ & ASSOCIATES, INC.
JUNE 30, 2002

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (a wholly-owned subsidiary of Raffaello, Inc.) as of June 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. at June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
July 31, 2002

700 One Prudential Plaza
130 E Randolph Street
Chicago, IL 60601-6164
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Horwitz & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Cash and cash equivalents	$ 131,711
Investment securities owned, at market	153,355
Due from clearing broker	254,349
Other assets	67,378
TOTAL ASSETS	$ 606,793

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued payroll and related expenses	$ 139,186
Accounts payable and other liabilities	222,637
Total liabilities	361,823
COMMITMENTS, CONTINGENCIES AND GUARANTEES	-
STOCKHOLDER'S EQUITY	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued	102,597
Paid-in capital	65,500
Retained earnings	342,233
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	244,970
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 606,793

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF OPERATIONS
Year ended June 30, 2002

Revenues	
Commissions	
Agent	$3,558,810
Principal	234,508
Insurance	161,962
Interest and dividends - net	120,253
Investment advisory fees	339,165
Total revenues	4,414,698
Operating expenses	
Broker and employee compensation	3,017,171
Brokerage clearing expenses	643,084
Occupancy	205,189
Communications	90,825
Taxes, other than income taxes	62,407
Net loss from investment securities transactions	9,686
Other operating expenses	392,072
Total operating expenses	4,420,434
Loss before income taxes	(5,736)
Income taxes	-
NET LOSS	$ (5,736)

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2002

	Common stock					
	Class A Amount	Class B Amount	Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
Balance at July 1, 2001	$33,000	$102,597	$65,500	$347,969	$(298,360)	$ 250,706
Net loss	-	-	-	(5,736)	-	(5,736)
Balance at June 30, 2002	$33,000	$102,597	$65,500	$342,233	$(298,360)	$ 244,970

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2002

Cash flows from operating activities	
Net loss	$ (5,736)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Decrease in investment securities owned, at market	46,202
Increase in due from clearing broker	(118,383)
Increase in other assets	(2,055)
Decrease in accrued payroll and related expenses	(7,539)
Increase in accounts payable and other liabilities	64,707
Total adjustments	(17,068)
Net cash used in operating activities	(22,804)
Net decrease in cash and cash equivalents	(22,804)
Cash and cash equivalents, at beginning of year	154,515
Cash and cash equivalents, at end of year	$ 131,711

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horwitz & Associates, Inc. (a wholly-owned subsidiary of Raffaello, Inc.) (the "Company") acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 19 branches located in Arkansas, California, Illinois, Indiana, Iowa, Massachusetts, Michigan, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

Income Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and market value on securities positions.

Investments

Securities are classified as either trading account assets, held-to-maturity, or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. The Company does not have any investments classified as held-to-maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as available-for-sale.

Investments in marketable securities are considered to be trading securities and are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market is included in the statement of operations.

Transactions in securities are recorded on a trade-date basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Estimates

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash, money-market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE B - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2002, the net capital ratio was 2.79 to 1, and the net capital was $129,859, which was $29,859 in excess of its required net capital of $100,000 at June 30, 2002. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE C - INVESTMENT SECURITIES

Investment securities, classified as trading account assets, at June 30, 2002, consist of the following:

	Market
Corporate bonds	$ 9,900
Corporate equity securities	143,455
	$153,355

NOTE D - INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent company, Raffaello, Inc. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2002, the Company had no significant deferred tax assets or liabilities.

The Company's effective tax rate varies from statutory Federal income tax rates, primarily due to a reduction in the valuation reserve relating to the Company's utilization of operating losses.

NOTE E - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2002, was $27,000.

Transactions with the parent company include reimbursements to the Company for salaries and other operating expenses, which the Company incurred on behalf of the parent company. For the year ended June 30, 2002, reimbursed expenses to the Company were $206,000. The Company paid to the parent company $126,000 in management fees, which is included in other operating expenses.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Lease Commitments

The Company has entered into operating leases for office space, both expiring in October 2006. The leases for office space also require the Company to pay for its share of certain building operating expenses.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Lease Commitments - Continued

Total minimum annual rental commitments are as follows:

Years ending June 30,	
2003	$ 83,150
2004	85,595
2005	88,150
2006	90,794
2007	30,697

Clearing Agreement

In connection with its agreement with its clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the broker of cash and/or securities of not less than $150,000.

This agreement provides the clearing broker with liens upon all cash and cash equivalents, securities, and receivables held by the clearing broker. These liens secure the liabilities and obligations of the Company to the clearing broker. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance in its accounts.

At June 30, 2002, the Company had cash of $22,758 and investments with a market value of $129,460 on deposit with the clearing broker.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Financial Instruments With Off-Balance-Sheet Risk - Continued

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at June 30, 2002.

NOTE G - PROFIT-SHARING PLAN

The Company administers a profit-sharing plan for the benefit of eligible employees and beneficiaries of the Company, and an affiliate company (see note E). The Company's contribution is discretionary. Total expense recognized under this plan was $67,270 for the year ended June 30, 2002. The Company is reimbursed by the affiliate company for its share of the expense.

SUPPLEMENTARY INFORMATION

Horwitz & Associates, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2002

Stockholder's equity	$ 244,970
Non-allowable assets	
Other assets	67,378
Petty cash fund	200
Total non-allowable assets	67,578
Tentative net capital before haircuts	177,392
Haircuts on securities	
Corporate obligations	693
Stock and warrants	46,840
	47,533
Net capital	$ 129,859
Capital requirements	
Minimum net capital	$ 100,000
Net capital in excess of requirement	29,859
Net capital, as above	$ 129,859
Ratio of aggregate indebtedness to net capital	2.79
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$ 361,823

Statement pursuant to Rule 17A-5(d)(4):

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the period ended June 30, 2002.

Horwitz & Associates, Inc.
STATEMENT REGARDING RULE 15c3-3
June 30, 2002

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
HORWITZ & ASSOCIATES, INC.
JUNE 30, 2002

Grant Thornton

Accountants and Management Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Horwitz & Associates, Inc. (a wholly-owned subsidiary of Raffaello, Inc.) (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

700 One Prudential Plaza
130 E Randolph Street
Chicago, IL 60601-6164
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Company's Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
July 31, 2002